As filed with the Securities and Exchange Commission on December 10, 2024

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Onconetix, Inc.

(Exact name of registrant as specified in charter)

Delaware	81-2262816
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)

201 E. Fifth Street, Suite 1900 Cincinnati, OH	45202
(Address of Principal Executive Offices)	(Zip Code)

Onconetix, Inc. 2022 Equity Incentive Plan
(Full Title of the Plan)

Dr. Ralph Schiess

Interim Chief Executive Officer

Onconetix, Inc.

201 E. Fifth Street, Suite 1900

Cincinnati, OH 45202

(Name and Address of Agent For Service)

(513) 620-4101

Telephone Number, Including Area Code of Agent For Service.

Copy to:

Barry I. Grossman, Esq.

Jessica Yuan, Esq.

Ellenoff Grossman & Schole LLP

1345 Avenue of the Americas, 11th Floor

New York, New York 10105

Telephone: (212) 370-1300

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Explanatory Note

Onconetix, Inc. (the “Registrant”) is filing this registration statement on Form S-8 for the purpose of registering an additional 1,390,766  shares of its common stock, par value $0.00001 per share (the “Common Stock”), issuable to eligible persons under the 2022 Equity Incentive Plan (the “2022 Plan”), which shares are in addition to the shares registered on the Registrant’s registration statements on Form S-8 filed on June 27, 2022 (File No. 333-265843), November 14, 2022 (File No. 333-268357) and February 1, 2024 (File No. 333-276824) (collectively, the “Prior Registration Statements”).

This Registration Statement relates to securities of the same class as that to which the Prior Registration Statements relate, and is submitted in accordance with General Instruction E to Form S-8 regarding Registration of Additional Securities. Pursuant to General Instruction E of Form S-8, the contents of the Prior Registration Statements, to the extent relating to the registration of Common Stock issuable under the 2022 Plan, are incorporated herein by reference and made part of this Registration Statement, except as supplemented, amended, and superseded by the information set forth or incorporated by reference herein. Only those items of Form S-8 containing new information not contained in the Prior Registration Statements are presented herein.

This Registration Statement includes, pursuant to General Instruction E to Form S-8, a re-offer prospectus in Part I (the “Reoffer Prospectus”). The Reoffer Prospectus may be utilized for reofferings and resales by certain executive officers and directors listed in the Reoffer Prospectus who may be deemed “affiliates” of the Company on a continuous or a delayed basis in the future of up to 371,596 Common Shares issued or to be issued under the 2022 Plan. These shares constitute “control securities” or “restricted securities” which have been issued prior to or issuable after the filing of this Registration Statement. The Reoffer Prospectus does not contain all of the information included in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement, as permitted by the rules and regulations of the SEC. Statements contained in the Reoffer Prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, we refer you to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by this reference.

As specified in General Instruction C of Form S-8, until such time as we meet the registrant requirements for use of Form S-3, the number of shares of Common Stock to be offered by means of the Reoffer Prospectus, by each of the selling security holders, and any other person with whom he or she is acting in concert for the purpose of selling our shares of Common Stock, may not exceed, during any three month period, the amount specified in Rule 144(e) of the Securities Act.

Unless otherwise indicated, all share amounts and share prices disclosed herein are presented on a post-split basis, giving effect to the one-for-forty (1:40) reverse stock split (the “Reverse Stock Split”) of all of the outstanding shares of the Company’s issued and outstanding Common Stock on September 24, 2024. Any financial statements incorporated by reference into this prospectus that were filed prior to the Reverse Stock Split present the outstanding shares on a pre-split basis. Financial statements filed after September 24, 2024 retroactively present the shares on a post-split basis.

PART I

INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

*	Pursuant to the Note to Part I on Form S-8, the documents containing the information specified in Part I of this Registration Statement will be sent or given to plan participants as specified by Rule 428(b)(1) of the Securities Act of 1934, as amended (the “Securities Act”). Such documents are not required to be filed, and are not filed, with the United States Securities and Exchange Commission either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

REOFFER PROSPECTUS

Onconetix, Inc.

Up to 371,596 shares of Common Stock under the 2022 Equity Incentive Plan

This prospectus relates to the resale of up to 371,596 shares (the “Shares”) of common stock, par value $0.00001 per share (the “Common Stock”), of Onconetix, Inc., a Delaware corporation (the “Company”, “us”, “our” or “we”), which may be offered and sold from time to time by certain stockholders of the Company (the “Selling Stockholders”) who have acquired or will acquire such Shares in connection with the exercise of stock options granted, and with stock or other awards made, and with the purchase of stock under, the 2022 Plan. The 2022 Plan is intended to provide incentives which will attract, retain, and motivate highly competent persons such as officers, employees, directors, and consultants to our Company by providing them opportunities to acquire shares of our Common Stock. Additionally, the 2022 Plan is intended to assist in further aligning the interests of our officers, employees, directors and consultants to those of the Company’s other stockholders.

The persons who are issued such Shares may include our directors, officers, employees and consultants, certain of whom may be considered our “affiliates”. Such persons may, but are not required to, sell the Shares they acquire pursuant to this prospectus. If any additional awards are issued to or Shares are purchased by affiliates under the 2022 Plan, we will file with the Securities and Exchange Commission (the “Commission”) an update to this prospectus naming such person as a selling shareholder and indicating the number of shares such person is offering pursuant to the prospectus. See “Selling Stockholders” on page 12 of this prospectus. Our Common Stock is listed on The Nasdaq Capital Market under the symbol “ONCO.” On December 9, 2024, the closing price of the Common Stock on The Nasdaq Capital Market was $0.7101 per share.

Our shares of common stock have experienced extreme volatility in market prices and trading volume since listing. The trading price of our common stock has been, and may continue to be, subject to wide price fluctuations in response to various factors, many of which are beyond our control, including those described under the heading “Risk Factors” beginning on page 10 of this prospectus.

We will not receive any of the proceeds from sales of the Shares by any of the Selling Stockholders. The Shares may be offered from time to time by any or all of the Selling Stockholders through ordinary brokerage transactions, in negotiated transactions or in other transactions, at such prices as such Selling Stockholder may determine, which may relate to market prices prevailing at the time of sale or be a negotiated price. See “Plan of Distribution.” Sales may be made through brokers or to dealers, who are expected to receive customary commissions or discounts. We are paying all expenses of registration incurred in connection with this offering but the Selling Stockholders will pay all brokerage commissions and other selling expenses.

The Selling Stockholders and participating brokers and dealers may be deemed to be “underwriters” within the meaning of the Securities Act, in which event any profit on the sale of shares of those Selling Stockholders and any commissions or discounts received by those brokers or dealers may be deemed to be underwriting compensation under the Securities Act.

SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISKS AND OTHER FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR COMMON STOCK.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December 10, 2024.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. We have not authorized any person to give any information or to make any representations other than those contained or incorporated by reference in this prospectus, and, if given or made, you must not rely upon such information or representations as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than our shares of Common Stock described in this prospectus or an offer to sell or the solicitation to buy such securities in any circumstances in which such offer or solicitation is unlawful. You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference regardless of the time of delivery of this prospectus or of any securities registered hereunder.

i

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, files reports, proxy statements and other information with the Commission. We are required to file electronic versions of those materials with the Commission through the Commission’s EDGAR system. The Commission maintains an Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You can read and copy the reports, proxy statements and other information filed by the Company with the Commission at such Internet site.

This prospectus constitutes part of a Registration Statement on Form S-8 filed on the date hereof (herein, together with all amendments and exhibits, referred to as the “Registration Statement”) by the Company with the Commission under the Securities Act. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which we have omitted, in accordance with the rules and regulations of the Commission. You should refer to the full Registration Statement for further information with respect to the Company and our Common Stock.

Statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the offices of the Commission as indicated above without charge and copies thereof may be obtained therefrom upon payment of a prescribed fee.

No person is authorized to give any information or to make any representations, other than those contained in this prospectus, in connection with the offering described herein, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Selling Stockholder. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these securities by any person in any jurisdiction in which it is unlawful for such person to make such offer, solicitation or sale. Neither the delivery of this prospectus nor any sale made hereunder shall under any circumstances create an implication that the information contained herein is correct as of any time subsequent to the date hereto.

ii

PROSPECTUS SUMMARY

The SEC allows us to “incorporate by reference” certain information that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede the information disclosed in this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our Common Stock and our financial statements and notes to those statements included in this prospectus.

Our Company

We are a commercial stage biotechnology company focused on the research, development, and commercialization of innovative solutions for men’s health and oncology. Through our recent acquisition of Proteomedix, which closed on December 15, 2023, we own Proclarix, an in vitro diagnostic test for prostate cancer originally developed by Proteomedix and approved for sale in the European Union under the In Vitro Diagnostic Regulation (“IVDR”), which we anticipate will be marketed in the U.S. as a lab developed test through our license agreement with Laboratory Corporation of America (“LabCorp”).

We also own ENTADFI, an FDA-approved, once daily pill that combines finasteride and tadalafil for the treatment of BPH, a disorder of the prostate. However, in light of (i) the time and resources needed to continue pursuing commercialization of ENTADFI, and (ii) the Company’s cash runway and indebtedness, the Company determined to pause its commercialization of ENTADFI during the first quarter of 2024, as it explores strategic alternatives to monetize ENTADFI, such as a potential sale of the ENTADFI assets. To that end, the Company has been working with an investment advisor to assist with a potential sale or other transaction of the ENTADFI assets during the second and third quarters of 2024. There is currently no plan to resume commercialization of ENTADFI, and as such, if we are not able to consummate a sale or other transaction of the ENTADFI assets, we may abandon the assets and destroy our inventory of the product. In addition, as part of cost reduction efforts and in connection with our initial pause in commercializing ENTADFI, we terminated three employees involved with the ENTADFI program, effective April 30, 2024, with such individuals to continue assisting the Company on an as-needed, consulting basis. Based on the current circumstances surrounding ENTADFI, at June 30, 2024, the ENTADFI assets were fully impaired. Refer to Notes 4 and 5 in the accompanying condensed consolidated financial statements incorporated by reference in this prospectus for further discussion. The Company continues to search for a permanent Chief Executive Officer and Chief Financial Officer.

We are currently focusing our efforts on commercializing Proclarix.

Proclarix is an easy-to-use next generation protein-based blood test that can be done with the same sample as a patient’s regular Prostate-Specific Antigen (“PSA”) test. The PSA test is a well-established prostate specific marker that measures the concentration of PSA molecules in a blood sample. A high level of PSA can be a sign of prostate cancer. However, PSA levels can also be elevated for many other reasons including infections, prostate stimulation, vigorous exercise, or even certain medications. PSA results can be confusing for many patients and even physicians. It is estimated over 50% of biopsies with elevated PSA are negative or clinically insignificant resulting in an overdiagnosis and overtreatment that impacts the physician’s routine, our healthcare system, and the quality of patients’ lives. Approximately 10% of all men have elevated PSA levels, commonly referred to as the diagnostic “grey zone”, of which only 20 – 40% present clinically with cancer. Proclarix is intended for use in diagnosing these patients where it is difficult to decide if a biopsy is necessary to verify a potential clinically significant cancer diagnosis.

Proclarix helps doctors and patients with unclear PSA test results through the use of our proprietary Proclarix Risk Score which delivers clear and immediate diagnostic support for further treatment decisions. No additional intervention is required, and results are available quickly. Local diagnostic laboratories can integrate this multiparametric test into their current workflow because Proclarix assays use the enzyme-linked immunosorbent assay (ELISA) standard, which most diagnostic laboratories are already equipped to process.

Since our inception in October 2018 until April 2023, when we acquired ENTADFI, we devoted substantially all of our resources to performing research and development, undertaking preclinical studies and enabling manufacturing activities in support of our product development efforts, hiring personnel, acquiring and developing our technology and now halted vaccine candidates, organizing and staffing our company, performing business planning, establishing our intellectual property portfolio and raising capital to support and expand such activities.

During the third quarter of 2023, we halted our vaccine discovery and development programs, and accordingly, we now operate in one segment: commercial. The commercial segment was new in the second quarter of 2023 and is currently dedicated to the development and commercialization of Proclarix.

Given Proclarix is CE-marked for sale in the European Union, we expect to generate revenue from sales of Proclarix by 2026. Although we anticipate these sales to offset some expenses relating to commercial scale up and development, we expect our expenses will increase substantially in connection with our ongoing activities, as we:

●	commercialize Proclarix;

●	hire additional personnel;

●	operate as a public company; and

●	obtain, maintain, expand, and protect our intellectual property portfolio.

We rely and will continue to rely on third parties for the manufacturing of Proclarix. We have no internal manufacturing capabilities, and we will continue to rely on third parties, of which the main suppliers are single-source suppliers, for commercial products.

We do not have any products approved for sale, aside from Proclarix in the European Union, and ENTADFI, from which we have not generated any revenue from product sales, and for which we have now abandoned commercialization activities for. We are exploring strategic alternatives to monetize ENTADFI, such as a potential sale of the ENTADFI assets. However, if we are not able to consummate a sale or other transaction of the ENTADFI assets, we may abandon the assets and destroy our inventory of the product. To date, we have financed our operations primarily with proceeds from our sale of preferred securities to seed investors, the initial public offering, the private placements completed during 2022, the proceeds received from a warrant exercise in August 2023, the proceeds received from the issuance of debt in January 2024, the proceeds received from a warrant exercise in July 2024, and proceeds received from the private placement in October 2024 . We will continue to require significant additional capital to commercialize Proclarix, and to fund operations for the foreseeable future. Accordingly, until such time as we can generate significant revenue, if ever, we expect to finance our cash needs through public or private equity or debt financings, third-party funding and to rely on third-party resources for marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches, to support our operations.

We have incurred net losses since inception and expect to continue to incur net losses in the foreseeable future. Our net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending in large part on the timing of our preclinical studies, clinical trials and manufacturing activities, our expenditures on other research and development activities and commercialization activities. As of September 30, 2024, the Company had a working capital deficit of approximately $16.3 million and an accumulated deficit of approximately $86.0 million. In addition, as of December 5, 2024, the Company’s cash balance was approximately $0.4 million, which is held by the Company’s foreign subsidiary. The Company believes that its current cash balance is not sufficient to fund its operations through the end of December 2024, until it can utilize the ELOC, which it entered into in on October 2, 2024, and as such, we will need to raise additional capital prior to this to sustain operations. However, based on the terms of the ELOC and the current maximum availability, management has determined that the funds readily available under the ELOC will not be sufficient to sustain operations for the next 12 months.

Until we generate revenue sufficient to support self-sustaining cash flows, if ever, we will need to raise additional capital to fund our continued operations, including our product development and commercialization activities related to our current and future products. There can be no assurance that additional capital will be available to us on acceptable terms, or at all, or that we will ever generate revenue sufficient to provide self-sustaining cash flows. These circumstances raise substantial doubt about our ability to continue as a going concern. The condensed consolidated financial statements as of and for the nine months ended September 30, 2024 incorporated by reference in this prospectus do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

Because of the numerous risks and uncertainties associated with our business, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability. Additionally, even if we are able to generate revenue from Proclarix, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce our operations.

Recent Developments

PIPE Financing and ELOC

On October 2, 2024, the Company entered into, and sold, to six institutional investors (collectively, the “PIPE Investors”), pursuant to a securities purchase agreement an aggregate of 3,499 shares of Series C convertible preferred stock, par value $0.00001 per share (“Series C Preferred Stock”), which includes an issuance of 840 shares of Series C Preferred Stock to the lead investor in consideration for the PIPE Investors’ irrevocable commitment to purchase shares of the Series C Preferred Stock, and warrants to purchase 591,856 shares of Common Stock, (together, the “PIPE Securities”) for aggregate cash proceeds to the Company of $2.0 million and net proceeds of $1.9 million. The exercise price of the warrants is $4.38, and the warrants are exercisable six months after the issuance date and expire on the third anniversary of the initial exercisability date.

On October 2, 2024, the Company entered into a Common Stock ELOC Purchase Agreement relating to a Committed Equity Facility with Keystone Capital Partners, LLC (“Keystone”), whereby the Company may offer and sell, from time to time at its sole discretion, and whereby Keystone has committed to purchase, up to $25.0 million of the Company’s newly issued Common Stock, subject to certain limitations. Concurrently with entering into the ELOC Purchase Agreement, the Company also entered into a registration rights agreement with Keystone, pursuant to which it agreed to provide Keystone with certain registration rights related to the shares issued under the ELOC Purchase Agreement (the “ELOC Registration Rights Agreement”).

Reverse Stock Split

On September 23, 2024, the Company filed an amendment (the “Amendment”) to the Company’s Amended and Restated Certificate of Incorporation to effect a Reverse Stock Split of all of the outstanding shares of its issued and outstanding Common Stock at a ratio of one-for-forty (1:40). The Reverse Stock Split became effective in accordance with the terms of the Amendment at 12:01 a.m. Eastern Time on September 24, 2024 (the “Effective Time”). The Company’s Common Stock continued to be traded on The Nasdaq Capital Market under the symbol ONCO and began trading on a split-adjusted basis when the market opened on Tuesday, September 24, 2024, under a new CUSIP number, 68237Q104.

At the Effective Time, every 40 shares of the Company’s issued and outstanding Common Stock were converted automatically into one issued and outstanding share of Common Stock, with no corresponding reduction in the number of authorized shares of Common Stock, and without any change in the par value per share.

Conversion of Series A Preferred Stock

On September 24, 2024, the Company issued an aggregate of 142,749 post-Reverse Stock Split shares of Common Stock to Veru Inc. (“Veru”), following Veru’s election to convert all of the 3,000 shares of Series A preferred stock (“Series A Preferred Stock”) of the Company issued to it on September 29, 2023. The Series A Preferred Stock was originally issued to Veru pursuant to an Amendment to Asset Purchase Agreement, dated September 29, 2023, between the Company and Veru.

Conversion of Series B Preferred Stock

On September 24, 2024, the Company issued an aggregate of 6,741,820 post-Reverse Stock Split shares of Common Stock to certain stockholders of the Company (the “PMX Converted Shares”) who were formerly holders of outstanding capital stock or convertible securities (the “Sellers”) of Proteomedix AG (“Proteomedix”), pursuant to the automatic conversion of all the 2,696,729 shares of Series B preferred stock (“Series B Preferred Stock”) of the Company, which Series B Preferred Stock was originally issued to the Sellers on December 15, 2023. The Series B Preferred Stock was originally issued to the Sellers pursuant to a Share Exchange Agreement, dated December 15, 2023, between the Company, Proteomedix and the Sellers (the “Share Exchange Agreement”), and were subject to automatic conversion following (i) the Company’s receipt of stockholder approval for the issuance of the PMX Converted Shares and (ii) the effectiveness of the Reverse Stock Split, which provided for a sufficient number of authorized shares to issue the PMX Converted Shares, as contemplated by the Share Exchange Agreement.

Altos Units

On September 24, 2024, pursuant to the Subscription Agreement, dated December 18, 2023, between the Company and Altos Venture AG (“Altos” and such agreement, the “Subscription Agreement”), the Company issued an aggregate of 513,424 units (the “Units”) to Altos, each Unit comprised of (i) one share of Common Stock and (ii) one pre-funded warrant (collectively, the “Altos Warrants”) to purchase 0.3 shares of Common Stock at an exercise price of $0.04 per share. The Altos Warrants were immediately exercisable at any time on or after the date of issuance and had a term of exercise of five (5) years from the date of issuance. Additional shares are issuable to Altos to the extent Altos continues to hold Common Stock included in the Units and if the VWAP during the 270 days following closing is less than $10.00, as set forth in the Subscription Agreement.

On September 24, 2024, Altos exercised all of the Altos Warrants, and the Company issued to Altos an additional 154,027 shares of Common Stock upon such exercise.

Veru Agreement

Previously, on April 19, 2023, the Company entered into an asset purchase agreement with Veru (the “Veru APA”). Pursuant to the terms of the Veru APA, the Company agreed to pay to Veru aggregate consideration of $20.0 million, consisting of: (i) $6.0 million paid upon the closing of the transaction; (ii) $4.0 million in the form of a non-interest bearing note payable due on September 30, 2023; and (iii) $10.0 million in the form of two equal (i.e. each for $5.0 million) non-interest bearing notes payable, which were to be due on April 19, 2024 (the “April Veru Note”) and September 30, 2024 (the “September Veru Note”), respectively. On September 29, 2023, the parties amended (the “Veru Amendment”) the Veru APA. Pursuant to the Veru Amendment, the $4.0 million note payable originally due on September 30, 2023, was deemed paid and fully satisfied upon (1) the payment to Veru of $1 million in immediately available funds on September 29, 2023, and (2) the issuance to Veru by October 3, 2023, of 3,000 shares of Series A Preferred Stock of the Company.

On April 24, 2024, the Company entered into a Forbearance Agreement with Veru (the “Original Forbearance Agreement”), pursuant to which Veru agreed, among other things, to forbear from exercising its rights and remedies under the April Veru Note until March 31, 2025 (the “April 2024 Forbearance Period”).

On September 19, 2024, the Company entered into an Amended and Restated Forbearance Agreement with Veru (the “A&R Forbearance Agreement”) which amends and restates the Original Forbearance Agreement in its entirety. Pursuant to the A&R Forbearance Agreement, Veru will forbear from exercising its rights under both the April Veru Note and the September Veru Note, subject to the terms and conditions set forth below.

Pursuant to the A&R Forbearance Agreement, the April 2024 Forbearance Period continues to end on the earlier of (a) March 31, 2025 and (b) the occurrence of an Event of Default (as defined in the A&R Forbearance Agreement). The A&R Forbearance Agreement also extends the due date for the September Veru Note until the earlier to occur of: (i) June 30, 2025 or (ii) the occurrence of any Event of Default. The A&R Forbearance Agreement also effected certain modifications to the payment terms in the Original Forbearance Agreement and amended certain terms of the September Veru Note as summarized below.

Pursuant to the A&R Forbearance Agreement, the Company agreed to make the following required payments (the “Required Payments”) during the April 2024 Forbearance Period first to accrued and unpaid interest under the April Veru Note and then any remainder to the outstanding principal amount of the April Veru Note:

●	Interest at the rate of 10% per annum shall accrue on any unpaid principal balance of the April Veru commencing on April 20, 2024 through the date that the outstanding principal balance under the April Veru Note is paid in full;

●	monthly payments equal to 25% (increased from 15% in the Original Forbearance Agreement) of (i) the monthly cash receipts of Proteomedix for the licensing or sale of any products or services, (ii) monthly cash receipts of the Company or any of its subsidiaries for the sales of Proclarix anywhere in the world, and (iii) monthly cash receipts of the Company or any of its subsidiaries for milestone payments or royalties from Labcorp cash receipts of the Company or its subsidiaries from certain sale or licensing revenues or payments (the Ordinary Cash Revenue”), which increased amount shall begin on October 20, 2024 for cash receipts in September 2024;

●	payment of 20% (increased from 10% in the Original Forbearance Agreement) of the net proceeds from certain financing or other transactions outside the ordinary course of business completed by the Company or any of its subsidiaries during the April 2024 Forbearance Period, which increased amount will begin for any net proceeds received after September 19, 2024;

●	15% of the Ordinary Cash Revenue generated in August 2024 shall be due to Veru on September 26, 2024 (the “September Veru Payment”); and

●	The remaining balance of the April Veru Note will be due at the end of the April 2024 Forbearance Period.

The Company and Veru also agreed to the following amendments to the September Veru Note in the A&R Forbearance Agreement:

●	As noted above, an extension of the maturity date to June 30, 2025;

●	The accrual of interest at the rate of 10% per annum on any unpaid principal balance of the September Veru Note commencing on October 1, 2024 through the date that the outstanding principal balance under the September Veru Note is paid in full;

●	Any amounts owed on the September Veru Note, including but not limited to unpaid principal and accrued interest, will be paid in cash or, upon the mutual written consent of Veru and the Company, in shares of the Company’s Common Stock or a combination of cash and the Company’s Common Stock;

●	Following full repayment of all principal and interest under the April Veru Note, the Company will make the Required Payments first towards accrued and unpaid interest under the September Veru Note and then towards the remaining principal balance payable under the September Veru Note;

●	If the aggregate unpaid principal outstanding under the April Veru Note and the September Veru Note and all accrued and unpaid interest thereon is repaid in cash on or before December 31, 2024, then the total principal balance under the September Veru Note that will be payable by the Company in satisfaction of its obligations under the September Veru Note will be reduced from $5,000,000 to $3,500,000.

On September 26, 2024, Veru and the Company entered into a waiver agreement, pursuant to which Veru postponed the Company’s obligation to make the September Veru Payment until the earlier of (i) the date upon which the Company consummates a financing transaction in which it raises gross proceeds of greater or equal to $1,000,000 and (ii) October 4, 2024. The Company paid the September Veru Payment on October 10, 2024.

On November 26, 2024, the Company and Veru entered into a waiver and amendment to the A&R Forbearance Agreement (the “Amendment”), pursuant to which Veru agreed to waive the due date for payment of applicable Cash Receipt Payments (as such term is defined in the A&R Forbearance Agreement) generated in October 2024 until the Company receives funds of at least $97,000 pursuant to its equity line of credit facility with Keystone Capital Partners LLC. In exchange, the Company agreed to increase its payments to be made to Veru out of future financing and strategic transactions through June 30, 2025, from 20% to 25% of net proceeds generated from such transactions.

Warrant Inducement

On July 11, 2024, the Company, entered into common stock preferred investment options exercise inducement offer letters (the “Inducement Letter”) with certain holders of existing preferred investment options to purchase shares of the Company’s common stock at the original exercise prices of $101.84 and $43.60 per share, issued on August 11, 2022 and August 2, 2023, respectively, pursuant to which the holders agreed to exercise for cash such existing preferred investment options to purchase an aggregate of 186,465 of the Company’s common stock, at a reduced exercise price of $6.00 per share, in consideration for the Company’s agreement to issue new preferred investment options (the “PIOs”) to purchase up to an aggregate of 559,397 shares of the Company’s common stock.

The transaction closed on July 12, 2024 and the Company received aggregate net proceeds of approximately $0.9 million from the exercise of the existing preferred investment options by the holders and the sale of the Inducement PIOs, after deducting placement agent fees and other offering expenses payable by the Company.

The Company engaged H.C. Wainwright & Co., LLC (“Wainwright”) to act as its exclusive placement agent in connection with the Warrant Inducement and paid Wainwright a cash fee equal to 7.5% of the gross proceeds received from the exercise of the existing preferred investment options as well as a management fee equal to 1.0% of the gross proceeds from the exercise of the existing preferred investment options, plus the reimbursement of up to $85,000 in certain expenses. The Company also agreed to (i) issue to Wainwright or its designees an aggregate of 13,054 preferred investment options, and (ii) upon any exercise for cash of the Inducement PIOs, 7.5% of the aggregate exercise price and such number of warrant to purchase shares of common stock equal to 7.0% of the aggregate number of such shares of common stock underlying the Inducement PIOs that have been exercised, which warrants will have substantially the same terms as the Placement Agent Inducement PIOs.

The Inducement PIOs have an initial exercise price of $6.00 per share, subject to adjustment; one-third of such preferred investment options will expire five years from the date of stockholder approval (September 5, 2024), and the remaining two-thirds will expire twenty-four months from such date. The Placement Agent Inducement PIOs have an initial exercise price of $7.50 per share, subject to adjustment, and will expire five years from the issuance date.

In addition, per the terms of the Inducement Letter, the Company agreed not to issue any shares of common stock or common stock equivalents or to file any other registration statement with the SEC (in each case, subject to certain exceptions) until the later of (i) the filing of a definitive proxy statement on Schedule 14A for the purpose of obtaining the requisite stockholder approval and (ii) 30 days after the closing date. The Company also agreed not to effect or agree to effect any variable rate transaction (as defined in the Inducement Letter) until six months after the closing date (subject to certain exceptions).

Corporate Information

We were incorporated in Delaware on October 26, 2018. Our principal executive offices are located at 201 E. Fifth Street, Suite 1900, Cincinnati, Ohio 45202, and our telephone number is (513) 620-4101. Our corporate website address is www.onconetix.com. The information contained on or accessible through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Offering

Outstanding Common Stock:	8,294,734 shares of our Common Stock are outstanding as of December 5, 2024.

Common Stock Offered:	Up to 371,596 shares of Common Stock for sale by the Selling Stockholders (which include our employees, consultants, executive officers and directors) for their own account pursuant to the 2022 Plan.

Selling Stockholders:	The Selling Stockholders are set forth in the section entitled “Selling Stockholders” of this reoffer prospectus on page 12. The amount of securities to be offered or resold by means of the reoffer prospectus by the designated Selling Stockholders may not exceed, during any three month period, the amount specified in Rule 144(i).

Use of proceeds:	We will not receive any proceeds from the sale of our Common Stock by the Selling Stockholders. We would, however, receive proceeds upon the exercise of the stock options by those who receive options under the Plan and exercise such options for cash. Any cash proceeds will be used by us for general corporate purposes.

Risk Factors:	The securities offered hereby involve a high degree of risk. See “Risk Factors.”

Nasdaq Capital Market trading symbol:	ONCO

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements are subject to a number of risks, uncertainties and assumptions in other documents we file from time to time with the SEC, specifically our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and our Current Reports on Form 8-K.

Important factors that could cause such differences include, but are not limited to:

●	our projected financial position and estimated cash burn rate;

●	our estimates regarding expenses, future revenues and capital requirements;

●	our ability to continue as a going concern;

●	our need to raise substantial additional capital to fund our operations;

●	our ability to commercialize or monetize Proclarix and integrate the assets and commercial operations acquired in the share exchange with Proteomedix AG (“Proteomedix”);

●	our reliance on third parties, including Labcorp, to develop, market, distribute and sell our products;

●	the successful development of our commercialization capabilities, including sales and marketing capabilities.

●	our ability to obtain and maintain the necessary regulatory approvals to market and commercialize our products;

●	the results of market research conducted by us or others;

●	our ability to obtain and maintain intellectual property protection for our current products;

●	our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

●	the possibility that a third party may claim we or our third-party licensors have infringed, misappropriated, or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against claims against us;

●	our reliance on third parties, including manufacturers and logistics companies;

●	the success of competing therapies or diagnostics and products that are or become available;

●	our ability to successfully compete against current and future competitors;

●	our ability to expand our organization to accommodate potential growth and our ability to attract, motivate and retain key personnel;

●	the potential for us to incur substantial costs resulting from product liability lawsuits against us and the potential for these product liability lawsuits to cause us to limit our commercialization of our products;

●	market acceptance of our products, the size and growth of the potential markets for our current products, and our ability to serve those markets; and

●	disruptions in the business of the Company or Proteomedix, which could have an adverse effect on their respective businesses and financial results.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

RISK FACTORS

Our business involves a high degree of risk and uncertainty, including the following risks and uncertainties:

Investing in our common stock involves a high degree of risk. You should carefully consider the following information about these risks before deciding to invest in our common stock. The occurrence of any of the following risks could have a material adverse effect on our business, reputation, financial condition, results of operations and future growth prospects, as well as our ability to accomplish our strategic objectives. As a result, the trading price of our common stock could decline and you could lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock.

There is substantial doubt about our ability to continue as a “going concern,” and we will require substantial additional funding to finance our long-term operations. If we are unable to raise additional capital when needed, we could be forced to delay, reduce or terminate some or all of our products and operations.

The Company has incurred substantial operating losses since inception and expects to continue to incur significant operating losses for the foreseeable future. As of September 30, 2024, the Company had cash of approximately $0.3 million, a working capital deficit of approximately $16.3 million and an accumulated deficit of approximately $86.0 million. In addition, as of December 5, 2024, the Company’s cash balance was approximately $0.4 million, which is held by the Company’s foreign subsidiary, and the Company has approximately $9.8 million of debt due within the next 12 months.

We estimate, as of the date of this prospectus, that our current cash balance is not sufficient to fund our operations through the end of December, until we can utilize the ELOC. We believe that we will need to raise substantial additional capital to fund our continuing operations, satisfy existing and future obligations and liabilities, and otherwise support the Company’s working capital needs and business activities, including making the remaining payments to Veru and the commercialization of Proclarix. Management’s plans for funding the Company’s operations include generating product revenue from sales of Proclarix, which is still subject to further successful development and commercialization activities within certain jurisdictions. Management also intends to secure additional required funding through equity or debt financings if available, and to utilize the ELOC on an as-needed basis to assist with the paydown of the debentures and to fund current operating needs, subject to certain restrictions and beneficial ownership constraints. However, based on the terms of the ELOC and the current maximum availability, management has determined that the funds readily available under the ELOC will not be sufficient to sustain operations for the next 12 months. In addition, there are currently no other commitments in place for further financing nor is there any assurance that such financing will be available to the Company on favorable terms, if at all. This creates significant uncertainty whether the Company will have the funds available to be able to sustain its long-term operations and expand commercialization of Proclarix. If the Company is unable to secure additional capital, it may be required to curtail any future clinical trials, development and/or commercialization of future product candidates, and it may take additional measures to reduce expenses in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations, or, if it is required to, file for bankruptcy.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year from the issuance of the condensed consolidated financial statements. Our future capital requirements will depend on many factors, including:

●	the costs of future development and commercialization activities, including product manufacturing, marketing, sales, royalties, and distribution, for Proclarix and other products for which we have received or will receive marketing approval;

●	our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty, or other payments due under any such agreement;

●	any product liability or other lawsuits related to our products;

●	the expenses needed to attract, hire, and retain skilled personnel;

●	the revenue, if any, received from commercial sales of Proclarix or other products for which we may receive marketing approval;

●	the costs to establish, maintain, expand, enforce, and defend the scope of our intellectual property portfolio, including the amount and timing of any payments we may be required to make, or that we may receive, in connection with licensing, preparing, filing, prosecuting, defending, and enforcing our patents or other intellectual property rights; and

●	the costs of operating as a public company.

Our ability to raise additional funds will depend on financial, economic, and other factors, many of which are beyond our control. We cannot be certain that additional funding will be available on acceptable terms, or at all. We have no committed source of additional capital and if we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be forced to delay, reduce, or terminate our business activities.

We owe a significant amount of money to Veru, which funds we do not have. Veru may take action against us to enforce its rights to payment in the future, which could have a material adverse effect on us and our operations.

Due to recent financial constraints, the Company may be unable to timely pay amounts due to Veru, from whom we purchased ENTADFI in April 2023. We may not have sufficient funds to pay amounts due to Veru in the near term, if at all, including but not limited to $10 million, $5 million of which was due on April 19, 2024 and is subject to certain forbearance terms, and $5 million of which was due on September 30, 2024 and is subject to certain forbearance terms. On April 24, 2024, Veru agreed to forbear its rights and remedies until March 31, 2025 with respect to, among other things, our inability to pay amounts due on April 19, 2024. Additionally, on September 19, 2024 and November 26, 2024, Veru agreed to forbear its rights and remedies until June 30, 2025 with respect to, among other things, our inability to certain pay amounts due on September 30, 2024 and November 20, 2024. However, Veru may take future action against us, including filing legal proceedings against us seeking amounts due and interest accrued or attempting to terminate its relationship with us. If Veru were to take legal action against us, we may be forced to scale back our business plan and/or seek bankruptcy protection. We may be subject to litigation and damages for our failure to pay amounts due to Veru, and may be forced to pay interest and penalties, which funds we do not currently have. We are currently considering strategic options for ENTADFI, including a potential sale or abandonment, and plan to seek funding to support our operations, and to pay amounts due to Veru, through a combination of equity offerings, debt financing or other capital sources, including potential collaborations, licenses, sales, and other similar arrangements, which may not be available on favorable terms, if at all. The sale of additional equity or debt securities, if accomplished, may result in dilution to our stockholders. Furthermore, any revenue or financing proceeds that we are required to pay to Veru will detract from our ability to use such funds to support our operations.

Our current liabilities are significant, and if those to whom we owe accounts payable, such as Veru, IQVIA or other creditors or vendors, were to demand payment, we would be unable to pay.

As of September 30, 2024, we had total current liabilities of approximately $17.4 million, including accounts payable of approximately $4.1 million, accrued expenses of approximately $1.3 million, the related party subscription liability of $1.8 million, and approximately $9.8 million (net of discounts) related to notes payable, primarily due to Veru. As of the same date, we had cash of only $0.3 million. We are currently considering strategic options for ENTADFI, including a potential sale or abandonment, and plan to seek funding to support our operations. However, the level of our current liabilities may make it more difficult for us to obtain adequate financing on favorable terms, if at all. If those to whom these payments are due were to demand immediate payment, as they are entitled to do, and we are not able to make the required payments, we would be subject to liability if our creditors chose to enforce their rights, which could result in our bankruptcy and insolvency. Under such a scenario, our assets would be distributed to our creditors, leaving nothing to be distributed to our stockholders.

We are dependent on third parties, including Labcorp, to develop market, distribute and sell our products.

Our ability to receive revenues is dependent upon the sales and marketing efforts of co-marketing partners and third-party distributors. In particular, the development and commercialization of Proclarix in the United States is being pursued by Labcorp, pursuant to an exclusive license agreement that grants Labcorp the exclusive right to develop and commercialize Proclarix, and other products developed by Labcorp using Proteomedix’s intellectual property covered by the license, in the United States for identification, screening, staging, predisposition, diagnosis, prognosis, monitoring, prevention or treatment selection with respect to prostate cancer. However, we do not have control over Labcorp’s development and commercialization of Proclarix, and there can be no guarantee that Labcorp will continue to advance development and commercialization efforts, or that Labcorp will successfully commercialize Proclarix in the United States.

Labcorp may terminate or seek to renegotiate the terms of this agreement, which could adversely affect our business operations and financial condition. If Labcorp terminates the agreement or demands terms that are less favorable to us, we may experience disruptions in our product development and commercialization efforts, potentially leading to a loss of revenue and market share.

Additionally, if Labcorp is unable to commercialize Proclarix in the United States, and we fail to reach an agreement with any other commercialization partner, or upon reaching such an agreement that partner fails to sell a large volume of our products, it may have a negative impact on our business, financial condition, and results of operations.

SELLING STOCKHOLDERS

The following table sets forth (a) the name and position or positions with the Company of each Selling Stockholder; (b) the aggregate of (i) the number of shares of Common Stock held by each Selling Stockholder as of the date of this prospectus and (ii) the number of shares issuable upon exercise of options granted to each Selling Stockholder under the 2022 Plan that are being registered pursuant to this Registration Statement for resale by each Selling Stockholder as of the date of this prospectus; (c) the number of shares of Common Stock issuable upon exercise of options that each Selling Stockholder may offer for sale from time to time pursuant to this prospectus, whether or not such Selling Stockholder has a present intention to do so; and (d) the number of shares of Common Stock to be beneficially owned by each Selling Stockholder following the sale of all shares that may be so offered pursuant to this prospectus, assuming no other change in ownership of Common Stock by such Selling Stockholder after the date of this prospectus. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

The Selling Stockholders may, from time to time, resell all, a portion or none of the shares of our Common Stock covered by this reoffer prospectus.

Inclusion of an individual’s name in the table below does not constitute an admission that such individual is an “affiliate” of the Company.

Selling Stockholder	Principal Position with the Company	Shares Owned Prior to Resale			Number of Shares Offered	Shares Beneficially Owned After Resale
		Number (1)		Percent (2)	for Resale	Number	Percent (3)
Ralph Schiess	Interim Chief Executive Officer, Chief Science Officer	672,967	(3)	7.9%	177,464	495,503	6.0%
Christian Brühlmann	Chief Strategy Officer	611,374	(4)	7.2%	177,464	433,910	5.2%
Simon Tarsh	Director	3,578	(5)	*	3,318	—	260
Timothy Ramdeen	Director	3,536	(6)	*	3,318	—	218
James Sapirstein	Director	4,741	(7)	*	3,318	—	1,423
Thomas Meier	Director	3,318	(8)	*	3,318	—	—
Ajit Singh	Director	3,396	(9)	*	3,396	—	—

*	Less than 1%.

(1)	The number of shares owned prior to resale by each Selling Stockholder shares of Common Stock owned on or about the date hereof by the Selling Stockholders and shares of Common Stock that are issued or to be issued, or which may be acquired upon the exercise of stock options issued or to be issued, or vesting of restricted stock awards issued or to be issued, pursuant to the 2022 Plan.

(2)	Percentage is computed with reference to 8,294,734 shares of our Common Stock outstanding as of December 5, 2024. In addition, we deemed outstanding shares of Common Stock subject to options or warrants held by each person for purposes of computing the percentage of ownership for such person. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

(3)	Includes 177,464 restricted stock units.

(4)	Includes 177,464 restricted stock units.

(5)	Includes (i) options to purchase 101 shares of Common Stock and (ii) 3,318 shares of restricted stock that vest on August 31, 2025.

(6)	Includes (i) options to purchase 59 shares of Common Stock and (ii) 3,318 shares of restricted stock that vest on August 31, 2025.

(7)	Includes (i) options to purchase 1,264 shares of Common Stock (929 of which are vested within 60 days of December 5, 2024 and (ii) 3,318 shares of restricted stock that vest on August 31, 2025.

(8)	Includes 3,318 shares of restricted stock that vest on August 31, 2025.

(9)	Includes 3,318 shares of restricted stock that vest on August 31, 2025.

The Company may supplement this prospectus from time to time as required by the rules of the Commission to include certain information concerning the security ownership of the Selling Stockholders or any new Selling Stockholders, the number of securities offered for resale and the position, office or other material relationship which a Selling Stockholder has had within the past three years with the Company or any of its predecessors or affiliates.

USE OF PROCEEDS

We will not receive any proceeds from the resale of our Common Stock by the Selling Stockholders pursuant to this prospectus. However, we will receive the exercise price of any Common Stock issued to the Selling Stockholders upon cash exercise by them of their options. We would expect to use these proceeds, if any, for general working capital purposes. We have agreed to pay the expenses of registration of these shares.

PLAN OF DISTRIBUTION

In this section of the prospectus, the term “Selling Stockholder” means and includes:

●	the persons identified in the table above as the Selling Stockholders;

●	those persons whose identities are not known as of the date hereof but may in the future be eligible to receive options under the 2022 Plan; and

●	any of the donees, pledgees, distributees, transferees or other successors in interest of those persons referenced above who may: (a) receive any of the shares of our Common Stock offered hereby after the date of this prospectus and (b) offer or sell those shares hereunder.

The shares of our Common Stock offered by this prospectus may be sold from time to time directly by the Selling Stockholders. Alternatively, the Selling Stockholders may from time to time offer such shares through underwriters, brokers, dealers, agents or other intermediaries. The Selling Stockholders as of the date of this prospectus have advised us that there were no underwriting or distribution arrangements entered into with respect to the Common Stock offered hereby. The distribution of the Common Stock by the Selling Stockholders may be effected: in one or more transactions that may take place on The Nasdaq Capital Market (including one or more block transactions) through customary brokerage channels, either through brokers acting as agents for the Selling Stockholders, or through market makers, dealers or underwriters acting as principals who may resell these shares on The Nasdaq Capital Market; in privately-negotiated sales; by a combination of such methods; or by other means. These transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at other negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the Selling Stockholders in connection with sales of our Common Stock.

The Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of the shares or otherwise. In such transactions, broker-dealers may engage in short sales of the shares of our Common Stock in the course of hedging the positions they assume with the Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver the shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of shares of our Common Stock. The broker-dealer may then resell or otherwise transfer such shares of Common Stock pursuant to this prospectus.

At the time a particular offering of shares of our Common Stock is made, a prospectus supplement, if required, will be distributed, which will set forth the name of the Selling Stockholders, the aggregate amount of shares of our Common Stock being offered and the terms of the offering, including, to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the Selling Stockholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

The Selling Stockholders also may lend or pledge shares of our Common Stock to a broker-dealer. The broker-dealer may sell the shares of Common Stock so lent, or upon a default the broker-dealer may sell the pledged shares of Common Stock pursuant to this prospectus.

The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner, and size of each resale or other transfer. There can be no assurance that the Selling Stockholders will sell any or all of the shares of our Common Stock under this prospectus. Further, we cannot assure you that the Selling Stockholders will not transfer, distribute, devise or gift the shares of our Common Stock by other means not described in this prospectus. In addition, any Shares covered by this prospectus that qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this prospectus.

The Selling Stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. There is no underwriter or coordinating broker acting in connection with the proposed sale of shares of Common Stock the Selling Stockholders.

Although the shares of Common Stock covered by this prospectus are not currently being underwritten, the Selling Stockholders or their underwriters, brokers, dealers or other agents or other intermediaries, if any, that may participate with the selling security holders in any offering or distribution of Common Stock may be deemed “underwriters” within the meaning of the Securities Act and any profits realized or commissions received by them may be deemed underwriting compensation thereunder.

Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of shares of the Common Stock offered hereby may not simultaneously engage in market making activities with respect to the Common Stock for a period of up to five days preceding such distribution. The Selling Stockholders will be subject to the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Regulation M, which provisions may limit the timing of purchases and sales by the Selling Stockholders.

In order to comply with certain state securities or blue sky laws and regulations, if applicable, the Common Stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states, the Common Stock may not be sold unless they are registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

We will bear all costs, expenses and fees in connection with the registration of the Common Stock offered hereby. However, the Selling Stockholders will bear any brokerage or underwriting commissions and similar selling expenses, if any, attributable to the sale of the shares of Common Stock offered pursuant to this prospectus. We have agreed to indemnify the Selling Stockholders against certain liabilities, including liabilities under the Securities Act, or to contribute to payments to which any of those security holders may be required to make in respect thereof.

LEGAL MATTERS

The validity of the securities being offered herein has been passed upon for us by Ellenoff Grossman & Schole LLP, New York, New York.

DISCLOSURE OF COMMISSION POSITION ON

INDEMNIFICATION FOR SECURITIES LAWS VIOLATIONS

Section 145 of the DGCL inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. We maintain policies insuring our officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

Section 102(b)(7) of the DGCL permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of dividends and unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

Article 6 of the bylaws of the Company contains provisions which are designed to provide mandatory indemnification of directors and officers of the Company to the full extent permitted by law, as now in effect or later amended. The bylaws further provide that, if and to the extent required by the DGCL, an advance payment of expenses to a director or officer of the Company that is entitled to indemnification will only be made upon delivery to the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director is not entitled to indemnification.

You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Additional risks and uncertainties not presently known or that are currently deemed immaterial may also impair our business operations. The risks and uncertainties described in this document and other risks and uncertainties which we may face in the future will have a greater impact on those who purchase our common stock. These purchasers will purchase our common stock at the market price or at a privately negotiated price and will run the risk of losing their entire investment.

ONCONETIX, INC.

371,596 Shares of

Common Stock

PROSPECTUS

December 10, 2024

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents filed with the Commission by the Registrant pursuant to the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), are hereby incorporated by reference in this registration statement:

●	our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on April 11, 2024

●	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2024, as filed with the SEC on May 20, 2024, for the quarter ended June 30, 2024, as filed with the SEC on August 29, 2024 and for the quarter ended September 30, 2024, as filed with the SEC on December 10, 2024;

●	Current Reports on Form 8-K filed on each of January 12, 2024, January 19, 2024, January 29, 2024, February 12, 2024, February 13, 2024, February 27, 2024, April 8, 2024, April 26, 2024, May 13, 2024, June 13, 2024, June 14, 2024, July 11, 2024, July 15, 2024, August 7, 2024, September 3, 2024, September 5, 2024, September 11, 2024, September 20, 2024, September 24, 2024, October 3, 2024, October 9, 2024, October 21, 2024 and December 3, 2024;

●	our Definitive Proxy Statement, as filed with the SEC on August 1, 2024, and the supplemental proxy materials filed with the SEC on September 3, 2024; and

●	the description of our securities registered under Section 12 of the Exchange Act as filed as Exhibit 4.2 on our Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 11, 2024.

All documents that the Registrant subsequently files pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this registration statement (except for any portions of the Registrant’s current reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 thereof and any corresponding exhibits thereto not filed with the Commission) and prior to the filing of a post-effective amendment to this registration statement indicating that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

II-1

Item 8. Exhibits.

The following exhibits are filed as part of this registration statement:

		Incorporated by Reference
Exhibit No.	Description	Form	Exhibit	Filing Date
4.1	Specimen Common Stock Certificate.	S-1	4.1	October 8, 2021
4.2	Description of Registered Securities.	10-K	4.2	April 11, 2024
4.3	Certificate of Designation of Series A Preferred Stock.	8-K	3.1	October 3, 2023
4.6	Form of Inducement PIO.	8-K	4.1	July 11, 2024
4.7	Form of Altos Warrants.	8-K	4.1	September 24, 2024
4.8	Form of Warrant.	8-K	4.1	October 3, 2024
4.9	Certification of Designation of Series C Preferred Stock.	8-K	3.1	October 3, 2024
5.1*	Opinion of Ellenoff Grossman & Schole LLP as to the legality of the securities being registered.
10.2	2022 Equity Incentive Plan.	S-1/A	10.2	November 29, 2021
10.4	2022 Equity Incentive Plan Form of Incentive Stock Option Agreement (Employee).	S-1/A	10.4	January 6, 2022
10.5	2022 Equity Incentive Plan Form of Nonstatutory Stock Option Agreement (Consultant).	S-1/A	10.5	January 6, 2022
10.6	2022 Equity Incentive Plan Form of Nonstatutory Stock Option Agreement (Non-Employee Director).	S-1/A	10.6	January 6, 2022
10.7	2022 Equity Incentive Plan Form of Nonstatutory Stock Option Agreement (Employee).	S-1/A	10.7	January 6, 2022
23.1*	Consent of CBIZ CPAs P.C.
23.2*	Consent of EisnerAmper LLP.
23.3*	Consent of BDO AG.
23.4*	Consent of Ellenoff Grossman & Schole (included as part of Exhibit 5.1 hereto).
24*	Power of Attorney (included on signature page to this Registration Statement).
107*	Filing Fee Table.

*	Filed herewith.

II-2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on December 10, 2024.

ONCONETIX, INC.

By:	/s/ Dr. Ralph Schiess
Dr. Ralph Schiess
Interim Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of Onconetix, Inc., a Delaware corporation, do hereby constitute and appoint each of Dr. Ralph Schiess and Karina Fedasz as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ralph Schiess	Interim Chief Executive Officer	December 10, 2024
Ralph Schiess	(Principal Executive Officer)

/s/ Karina M. Fedasz	Interim Chief Financial Officer	December 10, 2024
Karina M. Fedasz	(Principal Financial and Accounting Officer)

/s/ James Sapirstein	Chairman of the Board and Director	December 10, 2024
James Sapirstein

/s/ Thomas Meier	Director	December 10, 2024
Thomas Meier

/s/ Timothy Ramdeen	Director	December 10, 2024
Timothy Ramdeen

/s/ Ajit Singh	Director	December 10, 2024
Ajit Singh

/s/ Simon Tarsh	Director	December 10, 2024
Simon Tarsh

II-3